Exhibit 99.1

9th July 2019

Resignation of Non Executive Director — Mr Sam Lee

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE, “Company”), advises that Non-Executive Director, Mr Sam Lee has resigned as a Director of the Company effective immediately.

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class.

Genetic Technologies is developing a pipeline of risk assessment products.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr Paul Viney

Company Secretary

Genetic Technologies Limited

+61438072616

Genetic Technologies Limited www.gtglabs.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000